UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

________________

FORM 6-K
________________

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

February 27, 2014
________________

NOVO NORDISK A/S
(Exact name of Registrant as specified in its charter)

Novo Allé
DK- 2880, Bagsvaerd
Denmark
(Address of principal executive offices)
________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-________

Election of employee representatives to the Board of Directors of Novo Nordisk A/S

Bagsværd, 27 February 2014 – The employees of Novo Nordisk A/S have conducted the election of employee representatives to the Board of Directors of Novo Nordisk A/S.

The following members were elected for the next four years:

•	Liselotte Hyveled
•	Anne Marie Kverneland
•	Søren Thuesen Pedersen
•	Stig Strøbæk

As substitutes to the employee representatives to the Board of Directors of Novo Nordisk A/S, the employees elected Desirée J. Asgreen, Mette Bøjer Jensen, Anders Kaae and Michael Munksø.

The new employee representatives will join the Board of Directors following the annual general meeting of Novo Nordisk A/S, 20 March 20 2014. At the same event, the former employee representatives, Ulrik Hjulmand-Lassen will withdraw from the Board of Directors.

About employee representatives
According to the Danish Companies Act, the employees in companies, which have for the last three years employed at least 35 employees on average, have a right to elect a number of members to the board of directors. The employee-elected board members shall represent a number that corresponds to at least half of the board members elected by the annual general meeting. Furthermore, substitutes corresponding to the number of employee-elected board members must be elected. The employee-elected board members act on the same terms as the board members elected by the annual general meeting, but are elected for a four-year period.

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Internet: www.novonordisk.com	CVR no: 24 25 67 90

Company announcement No 12 / 2014

Novo Nordisk is a global healthcare company with 90 years of innovation and leadership in diabetes care. The company also has leading positions within haemophilia care, growth hormone therapy and hormone replacement therapy. Headquartered in Denmark, Novo Nordisk employs approximately 38,000 employees in 75 countries, and markets its products in more than 180 countries. Novo Nordisk’s B shares are listed on NASDAQ OMX Copenhagen (Novo-B). Its ADRs are listed on the New York Stock Exchange (NVO). For more information, visit novonordisk.com.

Further information Media:
Mike Rulis	+45 4442 3573	mike@novonordisk.com
Ken Inchausti (US)	+1 609 514 8316	kiau@novonordisk.com

Investors:
Kasper Roseeuw Poulsen	+45 3079 4303	krop@novonordisk.com
Frank Daniel Mersebach	+45 3079 0604	fdni@novonordisk.com
Lars Borup Jacobsen	+45 3075 3479	lbpj@novonordisk.com
Daniel Bohsen	+45 3079 6376	dabo@novonordisk.com
Jannick Lindegaard (US)	+1 609 235 8567	jlis@novonordisk.com

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Internet: www.novonordisk.com	CVR no: 24 25 67 90

Company announcement No 12 / 2014

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: February 27, 2014	NOVO NORDISK A/S Lars Rebien Sørensen, President and Chief Executive Officer